As filed with the Securities and Exchange Commission on January 30, 2008
Registration Statement No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APPROACH RESOURCES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	51-0424817 (I.R.S. Employer Identification No.)
One Ridgmar Centre
6500 W. Freeway, Suite 800
Fort Worth, Texas 76116
(Address, including Zip Code, of principal
executive offices)
Approach Resources Inc.
2007 Stock Incentive Plan
(Full title of the Plan)
J. Curtis Henderson
Executive Vice President and General Counsel
One Ridgmar Centre
6500 W. Freeway, Suite 800
Fort Worth, Texas 76116
(817) 989-9000
(Name, address and telephone number of agent for service)
Copy to:
Joe Dannenmaier
Wesley P. Williams
Jessica W. Hammons
Thompson & Knight LLP
1700 Pacific Avenue, Suite 3300
Dallas, Texas 75201
(214) 969-1700

CALCULATION OF REGISTRATION FEE

Title of securities to be	Amount to be	Proposed maximum offering	Proposed maximum	Amount of
registered	Registered (1)	price per share(2)	aggregate offering price (2)	registration fee
Common Stock, par value $0.01 per share	2,477,841 shares	$11.06	$27,392,532	$1,076.53

(1)	This registration statement on Form S-8 (this “Registration Statement”) covers 2,066,800 shares of common stock, par value $0.01 per share, of Approach Resources Inc. (the “Registrant”), available for issuance under the Approach Resources Inc. 2007 Stock Incentive Plan. In addition, this Registration Statement covers the resale by selling stockholders named in the prospectus included and filed with this Registration Statement of 411,041 shares of common stock. In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall be deemed to cover any additional shares of common stock, which may be issued upon recapitalizations, stock dividends, stock splits or similar transactions. No additional registration fee is included for these shares.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and Rule 457(h) of the Securities Act and based upon the average of the high and low prices of the Registrant’s common stock as reported on the NASDAQ Global Market on January 24, 2008.

EXPLANATORY NOTE
     This Registration Statement registers 2,066,800 shares of our common stock that may be issued and sold under the Approach Resources Inc. 2007 Stock Incentive Plan, or the 2007 Plan.
     This Registration Statement also registers the reoffer and sale, in accordance with Section C of the General Instructions to the Form S-8, of 411,041 shares of common stock acquired pursuant to the 2007 Plan by J. Ross Craft, Steven P. Smart, J. Curtis Henderson, Glenn W. Reed, Ralph P. Manoushagian, James S. Scott, James H. Brandi, Sheldon B. Lubar, Christopher J. Whyte and James C. Crain, prior to the date hereof.
     This Registration Statement contains two parts. The first part contains a “reoffer” prospectus prepared in accordance with the requirements of Part I of Form S-3 pursuant to Section C of the General Instructions to the Form S-8. The second part of this Registration Statement contains information required to be set forth in this Registration Statement pursuant to Part II of Form S-8.
     The document(s) containing the information specified in Part I of Form S-8 (plan information and registrant information) will be sent or given to plan participants as specified by Rule 428(b)(1) under the Securities Act. In accordance with Rule 428 under the Securities Act and the “Note” to Part I of Form S-8, these documents are not being filed with the SEC either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
Item 1. Plan Information*
Item 2. Registrant Information and Employee Plan Annual Information*

*	Pursuant to the Note to Part I of Form S-8, the plan information specified by Part I of Form S-8 is not required to be filed with the Securities and Exchange Commission. We will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in the reoffer prospectus as set forth in Form S-8), other than exhibits to such documents that are not specifically incorporated by reference, the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act and additional information about the 2007 Plan. Requests should be directed to Corporate Secretary, Approach Resources Inc., One Ridgmar Centre, 6500 W. Freeway, Suite 800, Fort Worth, Texas 76116.
Note: The re-offer prospectus referred to in the Explanatory Note follows this page.

REOFFER PROSPECTUS
411,041 Shares
APPROACH RESOURCES INC.
Common Stock
par value $0.01 per share
     This reoffer prospectus relates to an aggregate of up to 411,041 shares of our common stock, which may be offered and sold from time to time by certain of our stockholders identified herein. Such current or former directors, officers or employees are collectively referred to herein as “Selling Stockholders.” See “Selling Stockholders.”
     We will not receive any of the proceeds from sales of the shares by any Selling Stockholders. The shares may be offered from time to time by any or all of Selling Stockholders through ordinary brokerage transactions, in negotiated transactions or in other transactions at such prices they may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution.” All costs, expenses and fees in connection with the registration of the shares will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by Selling Stockholders.
     Selling Stockholders and any broker executing selling orders on behalf of Selling Stockholders may be deemed to be “underwriters” as defined in the Securities Act of 1933, as amended (the “Securities Act”). If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the shares as principals, any profits received by such broker-dealers on the resale of the shares, may be deemed to be underwriting discounts or commissions under the Securities Act.

     Our common stock is traded on the NASDAQ Global Market under the symbol “AREX.” On January 24, 2008, the last reported sale price of our common stock on the NASDAQ Global Market was $11.09 per share.
     Our principal executive officers are located at One Ridgmar Centre, 6500 W. Freeway, Suite 800, Fort Worth, Texas 76116. Our telephone number is (817) 989-9000.

     Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30, 2008.

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Information contained on our website does not constitute a part of this prospectus. Selling Stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time this prospectus is delivered or the shares offered by this prospectus are sold. Our business, financial condition, results of operations and prospects may have changed since that date.

OUR COMPANY
Overview
     In this prospectus, unless the context otherwise requires, the terms “Approach Resources,” “Approach,” “we,” “us” and “our” refer to the combined operations of Approach Resources Inc. and Approach Oil & Gas Inc. and their respective subsidiaries on a pro forma basis after giving effect to the acquisition by Approach Resources Inc. from Neo Canyon Exploration, L.P. of Neo Canyon’s 30% working interest in the Ozona Northeast field. The Neo Canyon acquisition was completed on November 14, 2007.
     We are an independent energy company engaged in the exploration, development, exploitation, production and acquisition of unconventional and conventional natural gas and oil properties. Our growth efforts are focused primarily on finding and developing natural gas reserves in known tight gas sands and shale areas onshore in the United States and Canada, where we have assembled leasehold interests totaling 277,100 gross (189,400 net) acres. Our management team has extensive experience finding and exploiting unconventional reservoirs through applying advanced completion, fracturing and drilling techniques. Most of our growth has been through our own drilling effort.
     At December 31, 2006, we owned working interests in 241 gross (226 net) producing wells with an average net production of approximately 22 MMcfe/d for the month of December 2006. At December 31, 2006, our total proved gas and oil reserves were approximately 149 Bcfe with a reserve life index of approximately 19 years. Our proved reserves are 94% gas and 51% proved developed. As the operator of substantially all of our proved reserves, we have a high degree of control over capital expenditures and other operating matters. As of July 31, 2007, we had identified a total of 833 drilling locations, 644 of which were located in the Ozona Northeast field.
     We currently operate in five areas: West Texas (Wolfcamp, Canyon Sands and Ellenburger), East Texas (Cotton Valley Sands, Bossier, Cotton Valley Lime), British Columbia (Triassic Shale and Tight Gas Sands), Western Kentucky (New Albany Shale) and Northern New Mexico (Mancos Shale). As of December 31, 2006, all of our proved reserves and production were located in West Texas and substantially all of those reserves and production were located in our Ozona Northeast field.
     We are a Delaware corporation. Our principal executive offices are located at 6500 W. Freeway, Suite 800, Fort Worth, Texas 76116. Our telephone number is (817) 989-9000.

RISK FACTORS
     You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition or results of operations. The future trading price of shares of our common stock will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions.
Risks related to the oil and natural gas industry and our business
Gas and oil prices are volatile, and a decline in gas or oil prices could significantly affect our business, financial condition or results of operations and our ability to meet our capital expenditure requirements and financial commitments.
     Our revenues, profitability and cash flow depend substantially upon the prices and demand for gas and oil. The markets for these commodities are volatile, and even relatively modest drops in prices can affect significantly our financial results and impede our growth. Prices for gas and oil fluctuate widely in response to relatively minor changes in the supply and demand for gas and oil, market uncertainty and a variety of additional factors beyond our control, such as:
•	domestic and foreign supply of gas and oil;

•	price and quantity of foreign imports;

•	commodity processing, gathering and transportation availability and the availability of refining capacity;

•	domestic and foreign governmental regulations;

•	political conditions in or affecting other gas producing and oil producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	weather conditions, including unseasonably warm winter weather;

•	technological advances affecting gas and oil consumption;

•	overall United States and global economic conditions; and

•	price and availability of alternative fuels.
     Further, gas prices and oil prices do not necessarily fluctuate in direct relationship to each other. Because more than 94% of our estimated proved reserves as of December 31, 2006 were gas reserves, our financial results are more sensitive to movements in gas prices. In the past, the price of gas has been extremely volatile, and we expect this volatility to continue. During the year ended December 31, 2007, the NYMEX gas spot price ranged from a high of $8.64 per MMBtu to a low of $5.38 per MMBtu. The NYMEX gas spot price at December 31, 2007 was $7.17.
     The results of higher investment in the exploration for and production of gas and other factors may cause the price of gas to drop. Lower gas and oil prices may not only cause our revenues to decrease but also may reduce the amount of gas and oil that we can produce economically. Substantial decreases in gas and oil prices would render uneconomic some or all of our drilling locations. This may result in our having to make substantial downward adjustments to our estimated proved reserves and could have a material adverse effect on our financial condition, results of operations and cash flow.
Drilling and exploring for, and producing, gas and oil are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.
     Drilling and exploration are the main methods we use to replace our reserves. However, drilling and exploration operations may not result in any increases in reserves for various reasons. Exploration activities involve numerous risks, including the risk that no commercially productive gas or oil reservoirs will be discovered. In addition, the future cost and timing of drilling, completing and producing wells is often uncertain. Furthermore, drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:
•	lack of acceptable prospective acreage;

•	inadequate capital resources;

•	unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents;

•	adverse weather conditions, including tornados;

•	unavailability or high cost of drilling rigs, equipment or labor;

•	reductions in gas and oil prices;

•	limitations in the market for gas and oil;

•	surface access restrictions;

•	title problems;

•	compliance with governmental regulations; and

•	mechanical difficulties.
     Our decisions to purchase, explore, develop and exploit prospects or properties depend in part on data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often uncertain. Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists and geologists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or producible economically. In addition, the use of 3-D seismic and other advanced technologies require greater predrilling expenditures than traditional drilling strategies.
     In addition, higher gas and oil prices generally increase the demand for drilling rigs, equipment and crews and can lead to shortages of, and increasing costs for, such drilling equipment, services and personnel. Such shortages could restrict our ability to drill the wells and conduct the operations that we currently have planned. Any delay in the drilling of new wells or significant increase in drilling costs could adversely affect our ability to increase our reserves and production and reduce our revenues.
Currently, the vast majority of our producing properties are located in two counties in Texas, and our proved reserves are primarily attributable to one field in that area, making us vulnerable to risks associated with having our production concentrated in a small area.
     The vast majority of our producing properties are geographically concentrated in two counties in Texas, and our proved reserves are primarily attributable to one field in that area. As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailments of production, natural disasters, interruption of transportation of gas produced from the wells in these basins or other events that impact these areas.
Certain of our undeveloped leasehold acreage is subject to leases and options that may expire in the near future.
     As of December 31, 2006, we held mineral leases in each of our areas of operations that are still within their original lease term and are not currently held by production. Unless we establish commercial production on the properties subject to these leases, most of these leases will expire between 2008 and 2015. Options covering approximately 12,000 gross acres in our Cinco Terry project are scheduled to expire before June 1, 2008. If these leases or options expire, we will lose our right to develop the related properties.
Identified drilling locations that we decide to drill may not yield gas or oil in commercially viable quantities and are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.
     Our drilling locations are in various stages of evaluation, ranging from locations that are ready to be drilled to locations that will require substantial additional evaluation and interpretation. There is no way to predict in advance of drilling and testing whether any particular drilling location will yield gas or oil in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively before drilling whether gas or oil will be present or, if present, whether gas or oil will be present in commercial quantities. The analysis that we perform may not be useful in predicting the characteristics and potential reserves associated with our drilling locations. As a result, we may not find commercially viable quantities of gas and oil.
     Our drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including gas and oil prices, costs, the availability of capital, seasonal conditions, regulatory approvals and drilling results. Because of these uncertainties, we do not know when the unproved drilling locations we have identified will be drilled or if they will ever be drilled or if we will be able to produce gas or oil from these or any proved drilling locations. As such, our actual drilling activities may be materially different from those presently identified, which could adversely affect our business, results of operations or financial condition.
Unless we replace our gas and oil reserves, our reserves and production will decline.
     Our future gas and oil production depends on our success in finding or acquiring additional reserves. If we fail to replace reserves through drilling or acquisitions, our level of production and cash flows will be affected adversely. In general, production from gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves.
Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of our proved reserves. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve reports. These differences may be material.
     The proved gas and oil reserve information included in this prospectus represents estimates. Petroleum engineering is a subjective process of estimating underground accumulations of gas and oil that cannot be measured in an exact manner. Estimates of economically recoverable gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:
•	historical production from the area compared with production from other similar producing areas;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future gas and oil prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.
     Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:
•	the quantities of gas and oil that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future gas and oil prices.
     As of December 31, 2006, approximately 49% of our proved reserves were proved undeveloped. Estimates of proved undeveloped reserves are even less reliable than estimates of proved developed reserves.
     Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material. As required by the Securities and Exchange Commission, or the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the measurement (December 31, 2006), while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:
•	the amount and timing of actual production;

•	supply and demand for gas and oil;

•	increases or decreases in consumption; and

•	changes in governmental regulations or taxation.
     In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.
     You should not assume that the present value of future net revenues from our proved reserves referred to or incorporated by reference in this prospectus is the current market value of our estimated gas and oil reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. If gas prices decline by $1.00 per Mcf from $6.55 per Mcf to $5.55 per Mcf, then our PV-10 as of December 31, 2006 would decrease from $179.9 million to $110.1 million. The average market price received for our natural gas production on December 31, 2006, after basis and Btu adjustments, was $6.55 per Mcf. The average market price received for our natural gas production on August 31, 2007, after basis and Btu adjustments, was $6.05 per Mcf.
The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.
     Our industry is cyclical, and from time to time there is a shortage of drilling rigs, equipment, supplies and qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. As a result of historically strong prices of gas, the demand for oilfield and drilling services has risen, and the costs of these services are increasing. For example, average day rates for land based rigs have increased substantially during the last two years. We are particularly sensitive to higher rig costs and drilling rig availability, as we presently have two rigs under contract, one of which is on a well-to-well basis. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel were particularly severe in the areas where we operate, we could be materially and adversely affected.
Competition in the oil and gas industry is intense, and many of our competitors have resources that are greater than ours.
     We operate in a highly competitive environment for acquiring prospects and productive properties, marketing gas and oil and securing equipment and trained personnel. Many of our competitors are major and large independent oil and gas companies that possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more prospects and productive properties than our financial or personnel resources permit. Our ability to acquire additional prospects and discover reserves in the future will depend on our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and gas industry. Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than we can, which would adversely affect our competitive position. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.
Our customer base is concentrated, and the loss of our key customer could, therefore, adversely affect our financial results.
     In 2006, Ozona Pipeline Energy Company, which we refer to as Ozona Pipeline, accounted for approximately 89.6% of our total gas and oil sales excluding realized commodity derivative settlements. To the extent that Ozona Pipeline reduces its purchases in gas or oil or defaults on its obligations to us, we would be adversely affected unless we were able to make comparably favorable arrangements with other customers. Ozona Pipeline’s default or non-performance could be caused by factors beyond our control. A default could occur as a result of circumstances relating directly to the customer, or due to circumstances related to other market participants with which the customer has a direct or indirect relationship.
We depend on our management team and other key personnel. Accordingly, the loss of any of these individuals could adversely affect our business, financial condition and the results of operations and future growth.
     Our success largely depends on the skills, experience and efforts of our management team and other key personnel. The loss of the services of one or more members of our senior management team or of our other employees with critical skills needed to operate our business could have a negative effect on our business, financial condition, results of operations and future growth. We have entered into employment agreements with J. Ross Craft, our President and Chief Executive Officer, Steven P. Smart, our Executive Vice President and Chief Financial Officer and Glenn W. Reed, our Senior Vice President—Operations. If any of these officers or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. Our ability to manage our growth, if any, will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified personnel. Competition for these types of personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate our business profitably.
We have three affiliated stockholders with a controlling interest in our company, whose interests may differ from your interests and who will be able to determine the outcome of matters voted upon by our stockholders.
     Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P. and Yorktown Energy Partners VII, L.P., or collectively, Yorktown, which are under common management, beneficially own approximately 44.8% of our outstanding common stock in the aggregate. In addition, one Yorktown representative serves on our board of directors, and our management team and employees beneficially own or control approximately 6.9% of our common stock outstanding. As a result of this ownership, Yorktown has the ability to substantially control the vote in any election of directors. Yorktown also has control over our decisions to enter into significant corporate transactions and, in its capacity as our majority stockholder, has the ability to prevent any transactions that it does not believe are in Yorktown’s best interest. As a result, Yorktown is be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including the following:
•	any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers, business combinations or dispositions of assets;

•	our capital structure;

•	compensation, option programs and other human resources policy decisions;

•	changes to other agreements that may adversely affect us; and

•	the payment, or nonpayment, of dividends on our common stock.
     Yorktown also may have an interest in pursuing transactions that, in their judgment, enhance the value of their respective equity investments in our company, even though those transactions may involve risks to you as a minority stockholder. In addition, circumstances could arise under which their interests could be in conflict with the interests of our other stockholders or you, a minority stockholder. Also, Yorktown and their affiliates have and may in the future make significant investments in other companies, some of which may be competitors. Yorktown and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.
We have renounced any interest in specified business opportunities, and certain members of our board of directors and certain of our stockholders generally have no obligation to offer us those opportunities.
     In accordance with Delaware law, we have renounced any interest or expectancy in any business opportunity, transaction or other matter in which our non-employee directors and certain of our stockholders, each referred to as a Designated Party, participates or desires to participate in that involves any aspect of the exploration and production business in the oil and industry. If any such business opportunity is presented to a Designated Person who also serves as a member of our board of directors, the Designated Party has no obligation to communicate or offer that opportunity to us, and the Designated Party may pursue the opportunity as he sees fit, unless:
•	it was presented to the Designated Party solely in that person’s capacity as a director of our company and with respect to which, at the time of such presentment, no other Designated Party has independently received notice of or otherwise identified the business opportunity; or

•	the opportunity was identified by the Designated Party solely through the disclosure of information by or on behalf of us.
     As a result of this renunciation, our non-employee directors should not be deemed to be breaching any fiduciary duty to us if they or their affiliates or associates pursue opportunities as described above and our future competitive position and growth potential could be adversely affected.
We are subject to complex governmental laws and regulations that may adversely affect the cost, manner or feasibility of doing business.
     Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, gas and oil, and operating safety, and protection of the environment, including those relating to air emissions, wastewater discharges, land use, storage and disposal of wastes and remediation of contaminated soil and groundwater. Future laws or regulations, any adverse changes in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may harm our business, results of operations and financial condition. We may encounter reductions in reserves or be required to make large and unanticipated capital expenditures to comply with governmental laws and regulations, such as:

•	price control;

•	taxation;

•	lease permit restrictions;

•	drilling bonds and other financial responsibility requirements, such as plug and abandonment bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	safety precautions; and

•	permitting requirements.
     Under these laws and regulations, we could be liable for:
•	personal injuries;

•	property and natural resource damages;

•	well reclamation costs, soil and groundwater remediation costs; and

•	governmental sanctions, such as fines and penalties.
     Our operations could be significantly delayed or curtailed, and our cost of operations could significantly increase as a result of environmental safety and other regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be unable to obtain all necessary licenses, permits, approvals and certificates for proposed projects. Intricate and changing environmental and other regulatory requirements may require substantial expenditures to obtain and maintain permits. If a project is unable to function as planned, for example, due to costly or changing requirements or local opposition, it may create expensive delays, extended periods of non-operation or significant loss of value in a project.
Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities, which may not be fully covered by our insurance.
     The oil and gas business involves certain operating hazards such as:
•	well blowouts;

•	cratering;

•	explosions;

•	uncontrollable flows of gas, oil or well fluids;

•	fires;

•	pollution; and

•	releases of toxic gas.
     The occurrence of one of the above may result in injury, loss of life, suspension of operations, environmental damage and remediation and/or governmental investigations and penalties.

     In addition, our operations in Texas are especially susceptible to damage from natural disasters such as tornados and involve increased risks of personal injury, property damage and marketing interruptions. Any of these operating hazards could cause serious injuries, fatalities or property damage, which could expose us to liabilities. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, exploitation and acquisition, or could result in a loss of our properties. Consistent with insurance coverage generally available to the industry, our insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences. Our insurance might be inadequate to cover our liabilities. The insurance market in general and the energy insurance market in particular have been difficult markets over the past several years. Insurance costs are expected to continue to increase over the next few years and we may decrease coverage and retain more risk to mitigate future cost increases. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we incur liability at a time when we are not able to obtain liability insurance, then our business, results of operations and financial condition could be materially adversely affected.
Our results are subject to quarterly and seasonal fluctuations.
     Our quarterly operating results have fluctuated in the past and could be negatively impacted in the future as a result of a number of factors, including:
•	seasonal variations in gas and oil prices;

•	variations in levels of production; and

•	the completion of exploration and production projects.
Market conditions or transportation impediments may hinder our access to gas and oil markets or delay our production.
     Market conditions, the unavailability of satisfactory gas and oil processing and transportation may hinder our access to gas and oil markets or delay our production. Although currently we control the pipeline operations for a majority of our production in the Ozona Northeast field, we do not have such control in other areas in which we expect to conduct operations. The availability of a ready market for our gas and oil production depends on a number of factors, including the demand for and supply of gas and oil and the proximity of reserves to pipelines or trucking and terminal facilities. In addition, the amount of gas and oil that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months, and in many cases we are provided with limited, if any, notice as to when these circumstances will arise and their duration. As a result, we may not be able to sell, or may have to transport by more expensive means, the gas and oil production from wells or we may be required to shut in gas wells or delay initial production until the necessary gathering and transportation systems are available. Any significant curtailment in gathering system or pipeline capacity, or significant delay in construction of necessary gathering and transportation facilities, could adversely affect our business, financial condition or results of operations.
Environmental liabilities may expose us to significant costs and liabilities.
     There is inherent risk of incurring significant environmental costs and liabilities in our gas and oil operations due to the handling of petroleum hydrocarbons and generated wastes, the occurrence of air emissions and water discharges from work-related activities and the legacy of pollution from historical industry operations and waste disposal practices. We may incur joint and several or strict liability under these environmental laws and regulations in connection with spills, leaks or releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities, many of which have been used for exploration, production or development activities for many years, oftentimes by third parties not under our control. Private parties, including the owners of properties upon which we conduct drilling and production activities as well as facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our production or our operations or financial position. We may not be able to recover some or any of these costs from insurance.
Our growth strategy could fail or present unanticipated problems for our business in the future, which could adversely affect our ability to make acquisitions or realize anticipated benefits of those acquisitions.
     Our growth strategy may include acquiring oil and gas businesses and properties. We may not be able to identify suitable acquisition opportunities or finance and complete any particular acquisition successfully.
     Furthermore, acquisitions involve a number of risks and challenges, including:
•	diversion of management’s attention;

•	the need to integrate acquired operations;

•	potential loss of key employees of the acquired companies;

•	potential lack of operating experience in a geographic market of the acquired business; and

•	an increase in our expenses and working capital requirements.
     Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from the acquired businesses or realize other anticipated benefits of those acquisitions.
Severe weather could have a material adverse impact on our business.
     Our business could be materially and adversely affected by severe weather. Repercussions of severe weather conditions may include:
•	curtailment of services;

•	weather-related damage to drilling rigs, resulting in suspension of operations;

•	weather-related damage to our facilities;

•	inability to deliver materials to jobsites in accordance with contract schedules; and

•	loss of productivity.
A terrorist attack or armed conflict could harm our business.
     Terrorist activities, anti-terrorist efforts and other armed conflict involving the United States may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur or escalate, the resulting political instability and societal disruption could reduce overall demand for gas and oil, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Gas and oil related facilities could be direct targets for terrorist attacks, and our operations could be adversely impacted if significant infrastructure or facilities we use for the production, transportation or marketing of our gas and oil production are destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become difficult to obtain, if available at all.

Risks related to our financial condition
We will require additional capital to fund our future activities. If we fail to obtain additional capital, we may not be able to implement fully our business plan, which could lead to a decline in reserves.
     We depend on our ability to obtain financing beyond our cash flow from operations. Historically, we have financed our business plan and operations primarily with internally generated cash flows, borrowings under our revolving credit facility and issuances of common stock. We also require capital to fund our capital budget, which is expected to be approximately $64.3 million for 2008. As of December 31, 2006, approximately 49% of our total estimated proved reserves were undeveloped. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We will be required to meet our needs from our internally generated cash flows, debt financings and equity financings.
     If our revenues decrease as a result of lower commodity prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. Our revolving credit facility contains covenants restricting our ability to incur additional indebtedness without lender consent. There can be no assurance that our bank lenders will provide this consent or as to the availability or terms of any additional financing. If we incur additional debt, the related risks that we now face could intensify.
     Even if additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations and available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our projects, which in turn could lead to a possible loss of properties and a decline in our gas reserves.
Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.
     At December 31, 2007, we had no outstanding borrowings under our revolving credit facility. The borrowing base limitation under our revolving credit facility is redetermined semi-annually. Redeterminations are based upon information contained in an engineering report prepared by an independent petroleum engineering firm, including, without limitation, commodity prices and reserve levels. In addition, as is typical in the oil and gas industry, our bank lenders have substantial flexibility to reduce our borrowing base on the basis of subjective factors. Upon a redetermination, we could be required to repay a portion of our outstanding borrowings, including the total face amounts of all outstanding letters of credit and the amount of all unpaid reimbursement obligations, to the extent such amounts exceed the redetermined borrowing base. We may not have sufficient funds to make such required repayment, which could result in a default under the terms of the revolving credit facility and an acceleration of the loan. We intend to finance our development, acquisition and exploration activities with cash flow from operations, borrowings under our revolving credit facility and other financing activities. In addition, we may significantly alter our capitalization to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which will be affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:
•	a portion of our cash flow from operations is used to pay interest on borrowings;

•	the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

•	any debt that we incur under our revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.
We engage in commodity derivative transactions which involve risks that can harm our business.
     To manage our exposure to price risks in the marketing of our gas and oil production, we enter into gas and oil price commodity derivative agreements. While intended to reduce the effects of volatile oil and gas prices, such transactions may limit our potential gains and increase our potential losses if gas and oil prices were to rise substantially over the price established by the commodity derivative. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which our production is less than expected, there is a widening of price differentials between delivery points for our production and the delivery point assumed in the commodity derivative arrangement or the counterparties to the commodity derivative agreements fail to perform under the contracts.
Risks related to our common stock
We do not anticipate paying any dividends on our common stock in the foreseeable future.
     We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to use cash flow generated by operations to expand our business. Our revolving credit facility will restrict our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock.
You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.
     We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders and purchasers of common stock offered hereby. We are currently authorized to issue 90 million shares of common stock and 10 million shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future public offerings or private placements of our securities for capital raising purposes, or for other business purposes. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.
     In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.
Certain provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could hinder, delay or prevent a change in control of our company, which could adversely affect the price of our common stock.
     Certain provisions of Delaware law, our restated certificate of incorporation and our restated bylaws have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control of our company. Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our restated certificate of incorporation and restated bylaws include the following provisions:
•	Written consent of stockholders. Our restated certificate of incorporation and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

•	Call of special meetings of stockholders. Our restated bylaws provide that special meetings of stockholders may be called at any time only by our board of directors, chairman or Chief Executive Officer and not the stockholders.

•	Classified board of directors. Our board of directors is divided into three classes with staggered terms of office of three years each. The classification and staggered terms of office of our directors make it more difficult for a third party to gain control of our board of directors. At least two annual meetings of stockholders, instead of one, generally would be required to effect a change in a majority of the board of directors.

•	Removal of directors. Under our restated certificate of incorporation, a director may be removed only for cause and only by the affirmative vote of at least 67% of the voting power of the outstanding shares of our capital stock.

•	Number of directors, board vacancies, term of office. Our restated certificate of incorporation and our restated bylaws provide that only the board of directors may set the number of directors. We have elected to be subject to certain provisions of Delaware law which vest in the board of directors the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board even if the remaining directors do not constitute a quorum. When effective, these provisions of Delaware law, which are applicable even if other provisions of Delaware law or the charter or bylaws provide to the contrary, also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of stockholders as would otherwise be the case, and until his or her successor is elected and qualifies.

•	Advance notice provisions for stockholder nominations and proposals. Our restated bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders. This bylaw provision limits the ability of stockholders to make nominations of persons for election as directors or to introduce other proposals unless we are notified in a timely manner prior to the meeting.

•	Amending the bylaws. Our restated certificate of incorporation permits our board of directors to adopt, alter or repeal any provision of the restated bylaws or to make new bylaws. Our restated certificate of incorporation also provides that our restated bylaws may be amended by the affirmative vote of the holders of at least 67% of the voting power of the outstanding shares of our capital stock.

•	Authorized but unissued shares. Under our restated certificate of incorporation, our board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.
     Any one or more of these factors could have the effect of delaying or preventing a change in control or the removal of management, and deterring potential acquirers from making an offer to our stockholders, even if that event potentially would be favorable to the interests of our stockholders.

FORWARD-LOOKING INFORMATION
     Some of the statements made or incorporated by reference in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “might,” “should,” “expect,” “plan,” “outlook,” “intend,” “project,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “our future success depend,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks identified under the caption “Risk Factors” in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
     We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, except as otherwise required by law. Reference is also made to such risks and uncertainties detained from time to time in our filings with the Securities and Exchange Commission.
USE OF PROCEEDS
     We will not receive any proceeds from the sale by Selling Stockholders of any of the shares offered hereby. We will pay all of the costs of this offering other than brokerage and underwriting fees and commissions.

SELLING STOCKHOLDERS
     The 411,041 shares of our common stock to which this reoffer prospectus relates is comprised of 411,041 restricted shares and are being registered for reoffers and resales by our directors, officers and employees named below, who acquired the shares pursuant to one of our “employee benefit plans” as that term is defined in Rule 405 of Regulation C under the Securities Act. The Selling Stockholders may resell all, a portion, or none of the shares of common stock from time to time.
     The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individual is one of our affiliates.

			Number of	Number of Shares	Percentage of
		Number of Shares	Shares Eligible	Beneficially	the Class
		Beneficially	to be Offered by	Owned After	Owned After
		Owned Prior to the	Selling	Completion of the	Completion of
Name	Position	Offering(1)	Stockholders	Offering(2)	the Offering(2)
J. Ross Craft	President, Chief Executive Officer and Class III Director (Principal Executive Officer)	681,129	90,000	591,129	2.9

Steven P. Smart	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	171,540	60,000	111,540	*

J. Curtis Henderson	Executive Vice President and General Counsel	146,250	146,250	—	—

Glenn W. Reed	Senior Vice President—Operations	163,908	30,000	133,908	*

Ralph P. Manoushagian	Senior Vice President-Land	141,690	30,000	111,690	*

James S. Scott	Vice President-Geology	141,540	30,000	111,540	*

James H. Brandi	Class II Director	7,083	7,083	—	—

Sheldon B. Lubar(3)	Class I Director	927,714	7,083	920,631	4.5

Christopher J. Whyte	Class I Director	7,083	7,083	—	—

James C. Crain	Class II Director	3,542	3,542	—	—

*	Less than one percent.

(1)	Includes shares of our common stock beneficially owned or that may be acquired through exercise of stock options within 60 days of January 30, 2008.

(2)	Assumes that all shares offered hereby are sold but no other securities held by Selling Stockholders are sold.

(3)	Includes attribution of shares held by Lubar Equity Fund, LLC.

PLAN OF DISTRIBUTION
     Shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. We will not receive any proceeds from sales of any shares by Selling Stockholders. The term “Selling Stockholders” includes the Selling Stockholders listed in the table above and any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a Selling Stockholder.
     The Selling Stockholders or their pledgees, donees, transferees or other successors in interest may sell shares pursuant to this prospectus from time to time:
•	in transactions (including one or more block transactions) on the NASDAQ Global Market;

•	in the public market off the NASDAQ;

•	in privately negotiated transactions;

•	through put or call options transactions relating to the shares; or

•	in a combination of such transactions.
     Each sale may be made either at the market price prevailing at the time of sale or at a negotiated price. Sales may be made through brokers or to dealers, and such brokers or dealers may receive compensation in the form of commissions or discounts not exceeding those customary in similar transactions. Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other expenses incurred by a Selling Stockholder will be borne by that Selling Stockholder.
     The Selling Stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a Selling Stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by a Selling Stockholder and any commissions or discounts received by any such broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such broker or dealer.
     In order to comply with the securities laws of certain states, if applicable, the shares will be sold only through registered or licensed brokers or dealers.

LEGAL MATTERS
     The validity of our shares of common stock offered by this prospectus will be passed upon for us by Thompson & Knight LLP, Dallas, Texas.
EXPERTS
     The combined financial statements of Approach Resources Inc. and affiliated entities appearing in Approach Resources Inc.’s 424(b) prospectus filed November 8, 2007 with respect to the Registration Statement on Form S-1 (Registration No. 333-144512), have been audited by Hein & Associates LLP, independent registered public accountants, as stated in their report appearing therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
INCORPORATION OF DOCUMENTS BY REFERENCE
     This prospectus is part of a registration statement on Form S-8. The prospectus is prepared in accordance with the requirements of Part I of Form S-3 and General Instruction C of the instructions to Form S-8. The Securities and Exchange Commission allows this filing to “incorporate by reference” information that we have previously filed with the Commission. This means we can disclose important information to you by referring you to other documents that we have filed with the Commission. The information that is incorporated by reference is considered part of this prospectus, and information that we file later will automatically update and may supersede this information. For further information about us and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference:
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed December 13, 2007;

•	the 424(b) prospectus filed November 8, 2007 with respect to the Registration Statement on Form S-1 (Registration No. 333-144512);

•	our Current Reports on Form 8-K filed November 13, 2007, November 28, 2007, as amended December 3, 2007, December 12, 2007 and January 23, 2008; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed November 5, 2007, relating to Securities Act registration statement file number 333-143566.
     All documents filed by the Company subsequent to those listed above with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address and number: You may also request a copy of these filings at no cost, by writing or telephoning us at: Approach Resources Inc., One Ridgmar Centre, 6500 W. Freeway, Suite 800, Fort Worth, Texas 76116, (817) 989-9000. We will provide copies of all documents requested (not including exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus) without charge.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the Commission, a Registration Statement on Form S-8 (including a Form S-3 Prospectus) under the Securities Act with respect to the shares of common stock offered by this prospectus. A copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) will be provided by us without charge to any person (including any beneficial owner) to whom this prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to Approach Resources Inc., One Ridgmar Centre, 6500 W. Freeway, Suite 800, Fort Worth, Texas 76116. Our telephone number at that address is (817) 989-9000.
     We are also subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the Commission. You can inspect and copy reports and other information filed by us with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. The Commission also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the Commission. Our website is at http://www.approachresources.com. You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted.
     You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
     The following documents, all of which were previously filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”), are hereby incorporated by reference:
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed December 13, 2007;

•	the 424(b) prospectus filed November 8, 2007 with respect to the Registration Statement on Form S-1 (Registration No. 333-144512);

•	our Current Reports on Form 8-K filed November 13, 2007, November 28, 2007, as amended December 3, 2007, December 12, 2007 and January 23, 2008; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed November 5, 2007, relating to Securities Act registration statement file number 333-143566.
     In addition to the foregoing, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.
Item 4. Description of Securities.
Not applicable.
Item 5. Interests of Named Experts and Counsel.
Not applicable.
Item 6. Indemnification of Directors and Officers.
     Our restated certificate of incorporation provides that no director or officer will be liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer occurring on or after the date of incorporation; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct, fraud or a knowing violation of the law, (iii) the payment of dividends in violation of Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. In addition, if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Our restated bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the General Corporation Law of the State of Delaware.

     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.
     Our restated certificate of incorporation also contains indemnification rights for our directors and our officers. Specifically, our restated certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent authorized by the General Corporation Law of the State of Delaware. Further, we may maintain insurance on behalf of our officers and directors against expenses, liability or loss asserted incurred by them in their capacities as officers and directors.
     We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.
     We have entered into written indemnification agreements with our directors and executive officers. Under these agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.
     The registration rights agreement we entered into in connection with our earlier financings provide for the indemnification by the investors in those financings of our officers and directors for certain liabilities.
Item 7. Exemption from Registration Claimed.
The sales and issuances of securities to the Selling Stockholders were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.
Item 8. Exhibits.
Reference is made to the Index to Exhibits.
Item 9. Undertakings.
     (a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set for the in the “Calculation of Registration Fee” table in this Registration Statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned Registrant hereby undertakes that, for purposes of determining liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas on January 29, 2008.

APPROACH RESOURCES INC.
By:	/s/ J. Ross Craft
J. Ross Craft
President and Chief Executive Officer

POWER OF ATTORNEY
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on January 29, 2008. Each person whose signature appears below constitutes and appoints J. Ross Craft and Steven P. Smart, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

/s/ J. Ross Craft J. Ross Craft	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Steven P. Smart Steven P. Smart	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Bryan H. Lawrence Bryan H. Lawrence	Director and Chairman of the Board of Directors

/s/ James H. Brandi James H. Brandi	Director

/s/ James C. Crain James C. Crain	Director

/s/ Sheldon B. Lubar Sheldon B. Lubar	Director

/s/ Christopher J. Whyte Christopher J. Whyte	Director

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

4.1	Restated Certificate of Incorporation of Approach Resources Inc., filed on December 13, 2007 as Exhibit 3.1 to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, is incorporated herein by reference.

4.2	Restated Bylaws of Approach Resources Inc., filed on December 13, 2007 as Exhibit 3.2 to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, is incorporated herein by reference.

4.3	Specimen of Common Stock Certificate, filed on October 18, 2007 as Exhibit 4.1 to Registrant’s Registration Statement on Form S-1, as amended (No. 333-144512), is incorporated herein by reference.

4.4	Approach Resources Inc. 2007 Stock Incentive Plan, effective as of June 28, 2007, filed on July 12, 2007 as Exhibit 10.6 to Registrant’s Registration Statement on Form S-1, as amended (No. 333-144512), is incorporated herein by reference.

4.5	Form of Option Agreement under 2003 Stock Option Plan, filed on July 12, 2007 as Exhibit 10.12 to Registrant’s Registration Statement on Form S-1, as amended (No. 333-144512), is incorporated herein by reference.

4.6	Restricted Stock Award Agreement by and between Approach Resources Inc. and J. Curtis Henderson dated March 14, 2007, filed on July 12, 2007 as Exhibit 10.13 to Registrant’s Registration Statement on Form S-1, as amended (No. 333-144512), is incorporated herein by reference.

4.7	Form of Summary of Stock Option Grant under Approach Resources Inc. 2007 Stock Incentive Plan, filed on October 18, 2007 as Exhibit 10.14 to Registrant’s Registration Statement on Form S-1, as amended (No. 333-144512), is incorporated herein by reference.

4.8	Form of Stock Award Agreement under Approach Resources Inc. 2007 Stock Incentive Plan filed on October 18, 2007 as Exhibit 10.15 to Registrant’s Registration Statement on Form S-1, as amended (No. 333-144512), is incorporated herein by reference.

5.1	Opinion of Thompson & Knight LLP.

23.1	Consent of Hein & Associates LLP.

23.2	Consent of Thompson & Knight LLP (included in their opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on signature page of this Registration Statement).